Exhibit 2.2

EXECUTION VERSION

TAX MATTERS AGREEMENT

BY AND AMONG

HEWLETT PACKARD ENTERPRISE COMPANY,

EVERETT SPINCO, INC.,

AND

COMPUTER SCIENCES CORPORATION

March 31, 2017

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INDEX OF DEFINED TERMS

Page

10-Year Houston UK Tax NOLs Utilization Amount	2
10-Year Houston UK Tax NOLs Utilization Amount Payment	2
Active Business	2
Active Business Entities	2
Adjusted Houston UK Tax NOLs Amount	2
Affiliate	2
Agreement	1, 2
Assets	2
Benefited Party	2, 18
Business Day	2
Capital Stock	3
Chicago	1, 3
Chicago UK Deferred Deductions	3
Claiming Company	3, 18
Closing Chicago UK Tax NOLs Amount	3
Closing Houston UK Tax NOLs Amount	3
Code	3
Combined 10-Year Look UK Tax NOLs Amount	3
Combined Closing UK Tax NOLs Amount	3
Combined Five-Year Look UK Tax NOLs Amount	3
Companies	1, 4
Company	1, 4
Contribution	4
Control	2
Controlling Company	4, 29
Correlative Detriment	4, 18
Dispute	4, 32
Distribution	1, 4
Distribution Date	4
Distribution Taxes	4
Distribution Tax-Related Losses	4
Due Date	4
EDS Pension Plan	4
Effective Time	4
Everett	1, 5
Everett Adjustment	5
Everett Business	5
Everett Common Stock	1, 5
Everett Excluded Taxes	5
Everett Full Taxpayer	5
Everett Group	5
Everett Single Business Tax Return	5
Everett Tainting Act	5

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Everett Taxes	5
Extraordinary Transaction	6
Fifty-Percent or Greater Interest	6
Final Determination	6
Five-Year Houston UK Tax NOLs Utilization Amount	6
Five-Year Houston UK Tax NOLs Utilization Amount Payment	6
Five-Year Revised Houston UK Tax NOLs Amount	6
Group	6
Houston	1, 6
Houston Adjustment	7
Houston Business	7
Houston Common Shares	1, 7
Houston Consolidated Affiliate Return	7
Houston Consolidated Return	7
Houston Consolidated Taxes	7
Houston Full Taxpayer	7
Houston Group	7
Houston Single Business Tax Return	7
Houston Tainting Act	7
Houston Taxes	8
Houston UK Deferred Deductions	8
Houston UK Tax NOLs Amount Adjustment	8
Income Tax Returns	8
Income Taxes	8
Indemnitee	8, 31
Indemnitor	8, 31
IRS	9
Joint Adjustment	9
Law	9
Liabilities	9
Merger	1, 9
Merger Agreement	1, 9
Merger Sub	1
Mixed Business Tax Return	9
Non-Controlling Company	9, 29
Parties	1, 9
Party	1, 9
Past Practices	9, 16
Payment Date	9
Payor	9, 21
Person	9
Post-Distribution Period	9
Post-Distribution Ruling	9, 25
Pre-Distribution Period	10
Preliminary Tax Advisor	10, 32
Prime Rate	10

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Privilege	10
Proposed Acquisition Transaction	10
Record Date	10
Refund	10
Required Company	11, 21
Responsible Company	11
Restricted Period	11
Retention Date	11, 27
Ruling Request	11
Separation and Distribution Agreement	1, 11
Separation Plan	11
Separation Transactions	11
Single Business Return	11
Straddle Period	11
Tainting Act	11
Tax	11
Tax Advisor	12
Tax Attribute	12
Tax Authority	12
Tax Benefit	12
Tax Contest	12
Tax Item	12
Tax Law	12
Tax Opinions/Rulings	12
Tax Period	12
Tax Records	12
Tax Return	13
Taxes	11
Tax-Free Status	12
Tax-Related Losses	13
Transaction Documents	13
Transaction Taxes	13
Transfer Pricing Adjustment	13
Transfer Tax	13
Treasury Regulations	13
Unqualified Tax Opinion	13

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EXECUTION VERSION

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into by and among Hewlett Packard Enterprise Company, a Delaware corporation (“Houston”), Everett SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of Houston (“Everett,” and together with Houston, the “Companies,” and each a “Company”), and Computer Sciences Corporation, a Nevada corporation (“Chicago,” and together with Houston and Everett, the “Parties,” and each a “Party”).

RECITALS

WHEREAS, the Board of Directors of Houston has determined that it is in the best interests of Houston and its shareholders to separate the Everett Business from the Houston Business and to divest the Everett Business in the manner contemplated by the Separation and Distribution Agreement by and between Houston and Everett, dated as of May 24, 2016, as amended as of November 2, 2016, December 6, 2016, and January 27, 2017 (the “Separation and Distribution Agreement”) and the Merger Agreement (as defined below);

WHEREAS, the Board of Directors of Houston and the Board of Directors of Everett have approved the transfer of the Everett Assets to Everett and its Affiliates and the assumption by Everett and its Affiliates of the Everett Liabilities, all as more fully described in the Separation and Distribution Agreement and the other Transaction Documents (as defined below);

WHEREAS, Houston will distribute to the holders of the outstanding shares of common stock, $0.01 par value, of Houston (the “Houston Common Shares”) as of the close of business on the Record Date (as defined below) all of the issued and outstanding shares of the common stock, $0.01 par value, of Everett (the “Everett Common Stock”) by means of a pro rata distribution (the “Distribution”);

WHEREAS, for U.S. federal income tax purposes, the Contribution and the Distribution, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code;

WHEREAS, it is the intention of the Companies that the Distribution, except for cash received in lieu of any fractional shares, will qualify as tax-free under Section 355(a) of the Code to Houston stockholders and as tax-free to Houston under Section 361(c) of the Code;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of May 24, 2016, as amended as of November 2, 2016, and December 6, 2016 (the “Merger Agreement”), by and among Houston, Everett, Chicago, Everett Merger Sub Inc., a Delaware corporation, and New Everett Merger Sub Inc., a Nevada corporation (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into Chicago (the “Merger”) and all shares of common stock, $1.00 par value per share, of Chicago will be converted into the right to receive Everett Common Stock, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in connection with the Contribution, the Distribution and the Merger, the Parties desire to set forth their agreement with respect to tax matters for taxable periods prior to and including the Distribution Date.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, each of the Parties mutually covenants and agrees as follows:

Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings:

“10-Year Houston UK Tax NOLs Utilization Amount” means the excess, if any, of the Five-Year Revised Houston UK Tax NOLs Amount over the Combined 10-Year Look UK Tax NOLs Amount.

“10-Year Houston UK Tax NOLs Utilization Amount Payment” means the 10-Year Houston UK Tax NOLs Utilization Amount multiplied by the average United Kingdom statutory corporate Income Tax rate over the five-year period beginning on the first day after the close of the fifth (5th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date.

“Active Business” means the business conducted by each of the Active Business Entities (as defined herein) as of the Distribution Date, other than the business(es) set forth on Schedule 1.

“Active Business Entities” means Hewlett-Packard (Schweiz) GmbH; Hewlett-Packard Nederland B.V.; Hewlett-Packard Servicios Espania S.L.; Hewlett Packard Enterprise (China) Co., Ltd.; and EIT Services India Private Limited, along with their successors or assigns.

“Adjusted Houston UK Tax NOLs Amount” means the Closing Houston UK Tax NOLs Amount minus the Houston UK Tax NOLs Amount Adjustment.

“Affiliate” means any entity that is directly or indirectly Controlled by either the person in question or an Affiliate of such person. As used in this paragraph, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise. The term Affiliate shall refer to Affiliates of a person as determined immediately after the Merger.

“Agreement” means this Tax Matters Agreement.

“Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Benefited Party” shall have the meaning set forth in Section 3.06(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which banks are required to be closed in New York, New York.

“Capital Stock” means all classes or series of capital stock of a Company, including (i) common stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in the Company for U.S. federal income tax purposes.

“Chicago” has the meaning set forth in the first sentence of this Agreement.

“Chicago UK Deferred Deductions” means the aggregate deductions arising from contributions made to pension plans by Chicago or its Affiliates in a Pre-Distribution Period, to the extent not yet available as deductions as of the Distribution Date, in each case as determined for United Kingdom Income Tax purposes.

“Claiming Company” shall have the meaning set forth in Section 3.06(a) of this Agreement.

“Closing Chicago UK Tax NOLs Amount” means the Chicago UK Deferred Deductions and the aggregate net operating losses for United Kingdom Income Tax purposes as of the Distribution Date of Chicago or any of its subsidiaries that will potentially be available for utilization by Chicago or any of its subsidiaries in a Post-Distribution Tax Period, reduced or increased, as necessary, to reflect any adjustments thereto by a Final Determination by the relevant Tax Authority, computed, for the avoidance of doubt, pursuant to the closing of the books method set forth in Section 2.03(b).

“Closing Houston UK Tax NOLs Amount” means the Houston UK Deferred Deductions and the aggregate net operating losses for United Kingdom Income Tax purposes as of the Distribution Date allocable to Everett or the Everett Group (excluding Chicago and its Affiliates) that will potentially be available for utilization by Everett or the Everett Group in a Post-Distribution Tax Period, reduced or increased, as necessary, to reflect any adjustments thereto by a Final Determination by the relevant Tax Authority, computed, for the avoidance of doubt, pursuant to the closing of the books method set forth in Section 2.03(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined 10-Year Look UK Tax NOLs Amount” means the Chicago UK Deferred Deductions and the Houston UK Deferred Deductions not yet utilized and the aggregate net operating losses for United Kingdom Income Tax purposes each as of the close of the tenth (10th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date of Chicago, Everett, the Everett Group and/or any of their respective subsidiaries that will potentially be available for utilization by any such entity.

“Combined Closing UK Tax NOLs Amount” means the sum of the Closing Houston UK Tax NOLs Amount and the Closing Chicago UK Tax NOLs Amount.

“Combined Five-Year Look UK Tax NOLs Amount” means the Chicago UK Deferred Deductions and the Houston UK Deferred Deductions not yet utilized and the aggregate net operating losses for United Kingdom Income Tax purposes each as of the close of the fifth (5th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date of Chicago, Everett, the Everett Group and/or any of their respective subsidiaries that will potentially be available for utilization by any such entity.

“Companies” and “Company” have the meanings set forth in the first sentence of this Agreement.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Controlling Company” shall have the meaning set forth in Section 10.02(b) of this Agreement.

“Correlative Detriment” shall have the meaning set forth in Section 3.06(a) of this Agreement.

“Dispute” shall have the meaning set forth in Section 14.01 of this Agreement.

“Distribution” has the meaning set forth in the Recitals.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Taxes” means any and all Taxes (a) required to be paid by or imposed on a Company or any of its Affiliates resulting from, or directly arising in connection with, the failure of the Contribution and Distribution, taken together, to qualify as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code (or the failure to qualify under or the application of corresponding provisions of the Tax Laws of other jurisdictions); (b) required to be paid by or imposed on a Company or any of its Affiliates resulting from, or directly arising in connection with, the failure of the stock distributed in the Distribution or the Subsidiary Stock Exchange to constitute “qualified property” for purposes of Sections 355(d), 355(e) and Section 361(c) of the Code (or any corresponding provision of the Tax Laws of other jurisdictions); or (c) required to be paid by or imposed on a Company or any of its Affiliates resulting from the failure of any Separation Transaction to qualify for the intended tax treatment as set forth in the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2).

“Distribution Tax-Related Losses” means (a) all Distribution Taxes imposed pursuant to any Final Determination and (b) all reasonable accounting, legal and other professional fees and court costs incurred in connection with such Distribution Taxes, in each case, resulting from the failure of the Contribution and the Distribution to have Tax-Free Status or from the failure of a Separation Transaction to qualify for the intended tax treatment as set forth in the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2).

“Due Date” means the date (taking into account all valid extensions) upon which a Tax Return is required to be filed with or Taxes are required to be paid to a Tax Authority, whichever is applicable.

“Effective Time” has the meaning set forth in the Merger Agreement.

“EDS Pension Plan” means the Electronic Data Systems Retirement Plan.

“Everett” has the meaning set forth in the first sentence of this Agreement.

“Everett Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Everett would be solely responsible for any resulting Tax or solely entitled to receive any resulting Tax Benefit under this Agreement.

“Everett Business” has the meaning set forth in the Separation and Distribution Agreement.

“Everett Common Stock” has the meaning set forth in the Recitals.

“Everett Excluded Taxes” means (a) any Transaction Taxes, (b) Taxes caused by a Houston Tainting Act, and (c) Taxes set forth on Schedule 3, in each case except to the extent attributable to an Everett Tainting Act.

“Everett Full Taxpayer” means the assumption that each relevant member of the Everett Group (a) is subject to the highest marginal regular statutory Income Tax rate, (b) in the case of a Tax Benefit, has sufficient taxable income to permit the realization or receipt of the relevant Tax Benefit at the earliest possible time, (c) in the case of an adjustment, will not utilize any Tax Attribute other than a Tax Attribute arising from the adjustment at issue, and (d) is not subject to the alternative minimum tax.

“Everett Group” means Everett and its Affiliates, as determined immediately after the Merger.

“Everett Single Business Tax Return” means any Tax Return including any consolidated, combined or unitary Tax Return that includes assets or activities relating only to the Everett Business.

“Everett Tainting Act” means (a) any action (or the failure to take any action) within its control by Everett or any member of the Everett Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions), (b) any event (or series of events) involving the capital stock of Everett, any assets of Everett or any assets of any member of the Everett Group, or (c) any breach by Everett or any member of the Everett Group of any representation, warranty or covenant made by them in this Agreement that, in each case, would affect the Tax-Free Status or otherwise cause a Separation Transaction to fail to qualify for its intended treatment as set forth in the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2); provided, however, that the term “Everett Tainting Act” shall not include any action relating to the business(es) set forth on Schedule 1 or expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Transaction Documents or undertaken pursuant to, or prior to, the Distribution.

“Everett Taxes” means, without duplication, (a) any Taxes for any Post-Distribution Tax Period of (i) Houston or any Subsidiary or former Subsidiary of Houston or other member of the Houston Group attributable to assets or activities of the Everett Business, as determined pursuant to Section 2.03 or (ii) Everett or a member of the Everett Group, (b) any Taxes attributable to an Everett Tainting Act, (c) any Taxes attributable to an Extraordinary Transaction effected after the Distribution on the Distribution Date by Everett or a member of the Everett Group, and (d) any

Taxes taken into account in computing amounts payable pursuant to Section 2.11 (Working Capital Adjustment) of the Separation and Distribution Agreement, including, in the case of each of clauses (a) through (c), any Taxes resulting from an Adjustment. For the avoidance of doubt, Everett Taxes shall not include any Everett Excluded Taxes.

“Extraordinary Transaction” means any action that is not in the ordinary course of business, but shall not include any action expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Transaction Document or that is undertaken pursuant to the Contribution or the Distribution.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Five-Year Houston UK Tax NOLs Utilization Amount” means the excess, if any, of the Adjusted Houston UK Tax NOLs Amount over the Combined Five-Year Look UK Tax NOLs Amount.

“Five-Year Houston UK Tax NOLs Utilization Amount Payment” means the Five-Year Houston UK Tax NOLs Utilization Amount multiplied by the average United Kingdom statutory corporate Income Tax rate over the five-year period ending on the close of the fifth (5th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date.

“Five-Year Revised Houston UK Tax NOLs Amount” means the Adjusted Houston UK Tax NOLs Amount minus the Five-Year Houston UK Tax NOLs Utilization Amount, if any.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a State, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a State, local, or foreign taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (e) by a final settlement resulting from a treaty-based competent authority determination; or (f) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Companies.

“Group” means the Houston Group or the Everett Group, or both, as the context requires.

“Houston” has the meaning set forth in the first sentence of this Agreement.

“Houston Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Houston would be solely responsible for any resulting Tax or solely entitled to receive any resulting Tax Benefit under this Agreement.

“Houston Business” has the meaning provided in the Separation and Distribution Agreement.

“Houston Common Shares” has the meaning set forth in the Recitals.

“Houston Consolidated Affiliate Return” means any U.S. federal consolidated Income Tax Return filed by a member of the Everett Group (excluding Chicago and its Affiliates) as the “common parent” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code).

“Houston Consolidated Return” means any U.S. federal consolidated Income Tax Return required to be filed by Houston as the “common parent” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code).

“Houston Consolidated Taxes” means any U.S. federal Income Taxes attributable to any Houston Consolidated Return or any Houston Consolidated Affiliate Return.

“Houston Full Taxpayer” means the assumption that each relevant member of the Houston Group (a) is subject to the highest marginal regular statutory Income Tax rate, (b) in the case of a Tax Benefit, has sufficient taxable income to permit the realization or receipt of the relevant Tax Benefit at the earliest possible time, (c) in the case of an adjustment, will not utilize any Tax Attribute other than a Tax Attribute arising from the adjustment at issue, and (d) is not subject to the alternative minimum tax.

“Houston Group” means Houston and its Affiliates, excluding any entity that is a member of the Everett Group.

“Houston Single Business Tax Return” means any Tax Return including any consolidated, combined or unitary Tax Return that includes assets or activities relating only to the Houston Business.

“Houston Tainting Act” means (a) any action (or the failure to take any action) within its control by Houston or any member of the Houston Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the capital stock of Houston, any assets of Houston or any assets of any member of the Houston Group that, or (c) any breach by Houston or any member of the Houston Group of any representation, warranty or covenant made by them in this Agreement that, in each case, would affect the Tax-Free Status or otherwise cause a Separation Transaction to fail to qualify for its intended treatment as set forth in the Tax Opinions/Rulings; provided, however, the term “Houston Tainting Act” shall not include any action expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Transaction Documents or undertaken pursuant to the Distribution.

“Houston Taxes” means, without duplication, (a) any Houston Consolidated Taxes, (b) any Taxes imposed (i) on gain recognized under Treasury Regulations Section 1.1502-19(b) in connection with an excess loss account with respect to the stock of Everett or any member of the Everett Group (excluding Chicago and its Affiliates) at the time of the Distribution, (ii) on net deferred gains taken into account under Treasury Regulations Section 1.1502-13(d) with respect to deferred intercompany transactions between an Everett Group member and a Houston Group member and (iii) under similar or corresponding provisions of State, local or non-U.S. Law, (c) any Taxes imposed on Everett or any member of the Everett Group (excluding Chicago and its Affiliates) under Treasury Regulations Section 1.1502-6 (or any similar provision of other Law) as a result of Everett or any such member being or having been included as part of a Houston Consolidated Return, any other consolidated U.S. federal Income Tax Return, or any other consolidated, combined, unitary or similar Tax Return under any other provision of Law, (d) any Taxes not described in clause (a), (b) or (c) (including any Taxes resulting from an Adjustment) of Houston or Everett or any Subsidiary or former Subsidiary of Houston or Everett (excluding Chicago and its Affiliates) or other member of the Houston Group or Everett Group (excluding Chicago and its Affiliates) for any Pre-Distribution Period and, with respect to a Straddle Period, the portion of such period ending at the end of the day on the Distribution Date (determined in accordance with Section 2.03(b)), (e) any Taxes attributable to a Houston Tainting Act, (f) any Taxes attributable to the Separation Transactions, (g) any Transaction Taxes, (h) any Transfer Taxes, and (i) any Taxes set forth on Schedule 3, in each case other than Everett Taxes.

“Houston UK Deferred Deductions” means the aggregate deductions arising from contributions made to pension plans by Houston and its Affiliates or members of the Everett Group (excluding Chicago and its Affiliates) in a Pre-Distribution Period, to the extent not yet available as deductions as of the Distribution Date, in each case as determined for United Kingdom Income Tax purposes.

“Houston UK Tax NOLs Amount Adjustment” means fifty percent (50%) of the Combined Closing UK NOLs Amount.

“Income Taxes” means:

(a)	all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including, any capital gains, minimum tax or any Tax on items of tax preference, but not including sales, use, real, or personal property, gross or net receipts, value added, excise, leasing, transfer or similar Taxes), or (ii) multiple bases (including, corporate franchise, doing business and occupation Taxes) if one or more bases upon which such Tax is determined is described in clause (a)(i) above; and

(b)	any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Tax Authority.

“Income Tax Returns” means all Tax Returns that relate to Income Taxes.

“Indemnitee” shall have the meaning set forth in Section 13.03 of this Agreement.

“Indemnitor” shall have the meaning set forth in Section 13.03 of this Agreement.

“IRS” means the United States Internal Revenue Service.

“Joint Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest which is neither an Everett Adjustment nor a Houston Adjustment.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law), or any income tax treaty.

“Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Mixed Business Tax Return” means any Tax Return, including any consolidated, combined or unitary Tax Return, that reflects or reports Taxes that relate to at least one asset or activity that is part of the Houston Business, on the one hand, and at least one asset or activity that is part of the Everett Business, on the other hand.

“Non-Controlling Company” shall have the meaning set forth in Section 10.02(b) of this Agreement.

“Parties” and “Party” have the meanings set forth in the first sentence of this Agreement.

“Past Practices” shall have the meaning set forth in Section 3.03(a) of this Agreement.

“Payment Date” means (i) with respect to any Houston federal consolidated Income Tax Return, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, and the date the return is filed, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payor” shall have the meaning set forth in Section 4.02(a) of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Post-Distribution Ruling” shall have the meaning set forth in Section 7.01 of this Agreement.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Preliminary Tax Advisor” shall have the meaning set forth in Section 14.03 of this Agreement.

“Prime Rate” has the meaning set forth in the Separation and Distribution Agreement.

“Privilege” means any privilege that may be asserted under applicable Law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Company management or shareholders, is a hostile acquisition, or otherwise, as a result of which a Company would merge or consolidate with any other Person or as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, from a Company and/or one or more holders of outstanding shares of Capital Stock, a number of shares of Capital Stock that would, when combined with any other changes in ownership of Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise forty percent (40%) or more of (A) the value of all outstanding shares of stock of the Company as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (B) the total combined voting power of all outstanding shares of voting stock of the Company as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (A) the adoption by a Company of a shareholder rights plan or (B) issuances by a Company that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Merger shall not constitute a Proposed Acquisition Transaction.

“Record Date” has the meaning set forth in the Separation and Distribution Agreement.

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, the amount of the refund of Taxes shall be net of any Taxes imposed by any Tax Authority on the receipt of the refund.

“Required Company” shall have the meaning set forth in Section 4.02(a) of this Agreement.

“Responsible Company” means, with respect to any Tax Return, the Company having responsibility for preparing and filing such Tax Return under this Agreement.

“Restricted Period” means the period beginning at the Effective Time and ending on the two (2)-year anniversary of the day after the Distribution Date.

“Retention Date” shall have the meaning set forth in Section 9.01 of this Agreement.

“Ruling Request” means any letter filed by Houston with the IRS requesting a ruling regarding certain tax consequences of the Separation Transactions (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request letter.

“Separation and Distribution Agreement” has the meaning set forth in in the Recitals.

“Separation Plan” means the step plan attached hereto as Exhibit A.

“Separation Transactions” means those transactions undertaken by the Companies and their Affiliates pursuant to the Separation Plan to separate ownership of the Everett Business from ownership of the Houston Business.

“Single Business Tax Return” means any Tax Return including any consolidated, combined or unitary Tax Return that reflects or reports Tax Items relating only to the Houston Business, on the one hand, or the Everett Business, on the other (but not both).

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Tainting Act” ” means a Houston Tainting Act or an Everett Tainting Act.

“Tax” or “Taxes” means (a) any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any governmental entity or political subdivision thereof, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing; provided, however, the term “Tax” or “Taxes” shall not include customs duties, and (b) all liabilities in respect of any items described in clause (a) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Tax Advisor” means a tax counsel or accountant of recognized standing in the relevant jurisdiction.

“Tax Attribute” means a net operating loss, net capital loss, investment credit, foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could affect a Tax.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other reduction in otherwise required Tax payments (determined on a “with and without” basis) that is actually received or recognized.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” means the qualification of the Contribution and Distribution, taken together, (a) as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code, (b) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code and (c) as a transaction in which Houston, Everett and the shareholders of Houston recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355 and 361 of the Code, other than, in the case of Houston and Everett, intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.

“Tax Item” means any item of income, gain, loss, deduction, expense, or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Law” means the law of any governmental entity or political subdivision thereof relating to any Tax.

“Tax Opinions/Rulings” means formal written opinions or similar memoranda of a Tax Advisor and/or the rulings by the IRS or other Tax Authority deliverable to Houston (and made available to Everett) in connection with the Contribution and the Distribution or otherwise with respect to the Separation Transactions, limited in the case of those Separation Transactions intended to qualify as tax-free or tax-deferred, in whole or in part, under foreign Law to those Separation Transactions set forth on Schedule 2.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any Tax Returns, Tax Return work papers, documentation relating to any Tax Contests, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax-Related Losses” means (i) all federal, state and local Taxes (including interest and penalties thereon) imposed pursuant to any settlement, Final Determination, judgment or otherwise, and (ii) all reasonable accounting, legal and other professional fees, and court costs incurred in connection with such Taxes; in each case, resulting from the failure of the Contribution and the Distribution to have Tax-Free Status or from the failure of a Separation Transaction to qualify for the intended treatment as set forth in the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2).

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document required to be filed under the Code or other Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transaction Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Transaction Taxes” mean any Taxes other than Distribution Taxes (a) imposed on or by reason of the Contribution and Distribution, other than any such Taxes caused by an Everett Tainting Act, or (b) payable by reason of the distribution of cash or any other property from Everett to Houston.

“Transfer Pricing Adjustment” means any proposed or actual allocation by a Tax Authority of any Tax Item between or among any member of the Houston Group and any member of the Everett Group (excluding Chicago and its Affiliates) with respect to any Pre-Distribution Period.

“Transfer Tax” means any sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Tax imposed with respect to the Separation Transactions.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, on which the Companies may rely to the effect that a transaction will not affect the Tax-Free Status or otherwise cause any Separation Transaction to fail to qualify for the intended tax treatment as set forth in the Tax Opinions/Rulings. Any such opinion must assume that the Contribution and Distribution would have qualified for Tax-Free Status if the transaction in question did not occur.

Allocation of Pre-Distribution Period Tax Liabilities.

General Rule.

(a) Houston Liability. Houston shall be liable for, and shall indemnify and hold harmless the Everett Group from and against any liability for Houston Taxes.

(b) Everett Liability. Everett shall be liable for, and shall indemnify and hold harmless the Houston Group from and against any liability for Everett Taxes.

Mixed Business and Single Business Tax Return. Except as provided in Section 2.04, liability for Pre-Distribution Period Taxes relating to Mixed Business Tax Returns and Single Business Tax Returns shall be allocated as follows:

(a) Mixed Business Tax Returns. With respect to any Mixed Business Tax Return, Houston shall be responsible for any and all Pre-Distribution Period Taxes due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) which Taxes are not Everett Taxes.

(b) Single Business Tax Returns. Houston shall be responsible for any and all Pre-Distribution Period Taxes due with respect to or required to be reported on any Single Business Tax Return (including any increase in such Tax as a result of a Final Determination) for all Tax Periods which Taxes are not Everett Taxes.

Attribution of Taxes.

(a) General. For all purposes of this Agreement, a Tax and any Tax Items shall be considered attributable to the Everett Business on the one hand and the Houston Business on the other (but not both) to the extent that such Tax and/or Tax Item would result if such Tax Return were prepared on a separate basis taking into account only the operations and assets of the Everett Business on the one hand and only the operations and assets of the Houston Business on the other hand (but not both), as applicable. With respect to U.S. federal Income Taxes, such amount shall be as determined by Houston in good faith on a separate pro forma Everett Group consolidated return (excluding Chicago and its Affiliates) prepared: (i) including only Tax Items of members of the Everett Group that were included in the relevant Houston Consolidated Return; (ii) using all elections, accounting methods and conventions used on such Houston Consolidated Return; and (iii) applying the highest statutory marginal corporate income Tax rate in effect for such taxable period. The amount of other Income Taxes attributable to the Everett Business shall be determined by Houston using similar principles. With respect to any other Tax Items, Houston shall determine in good faith and otherwise in accordance with this Agreement which Tax Items are properly attributable to assets or activities of the Everett Business (and in the case of a Tax Item that is properly attributable to both the Everett Business and the Houston Business, the allocation of such Tax Item between the Everett Business and the Houston Business).

(b) Straddle Period Tax Allocation. Houston and Everett shall take all actions necessary or appropriate to close the taxable year of Everett and each member of the Everett Group (excluding Chicago and its Affiliates) for all Tax purposes as of the close of the Distribution Date to the extent permissible or required under applicable Law. If applicable Law does not require or permit Everett or any such member of the Everett Group, as the case may be, to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of Everett or such member of the Everett Group as of the close of the

Distribution Date; provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion; provided, further, that real property and other property or similar periodic Taxes shall be apportioned on a per diem basis.

Certain Transfer and Other Taxes.

(a) Houston Liability. Houston shall be liable for, and shall indemnify and hold harmless Everett from and against any liability for:

(i) One Hundred percent (100%) of any Transfer Tax;

(ii) Any Tax resulting from a breach by Houston of any covenant in this Agreement, the Separation and Distribution Agreement or any Transaction Document; and

(iii) Any Tax-Related Losses for which Houston is responsible pursuant to Section 7.02 of this Agreement.

(b) Everett Liability. Everett shall be liable for, and shall indemnify and hold harmless the Houston Group from and against any liability for:

(i) Any Tax resulting from a breach by Everett of any covenant in this Agreement, the Separation and Distribution Agreement or any Transaction Document; and

(ii) Any Tax-Related Losses for which Everett is responsible pursuant to Section 7.02 of this Agreement.

Preparation and Filing of Tax Returns.

General. Tax Returns shall be prepared and filed when due (including extensions) in accordance with this Section 3. The Companies shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns, including providing information required to be provided in Section 8.

Responsibility for Preparation and Filing and Payment of Taxes Shown Due.

(a) Houston Consolidated Return. Houston shall prepare and file all Houston Consolidated Returns for a Pre-Distribution Period or a Straddle Period. Notwithstanding anything to the contrary in this Agreement, for all Tax purposes, the Parties shall report any Extraordinary Transactions that are caused or permitted by the Everett Group on the Distribution Date after the Effective Time as occurring on the day after the Distribution Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of State, local or foreign Law.

(b) Mixed Business Tax Returns

(i) Houston shall prepare and file (or cause to be prepared and filed) any Mixed Business Tax Return for a Pre-Distribution Period or a Straddle Period required to be filed by the Houston Group.

(ii) Everett shall prepare and file (or cause to be prepared and filed) any Mixed Business Tax Return for a Pre-Distribution Period or a Straddle Period required to be filed by the Everett Group after the Distribution Date.

(c) Single Business Tax Returns.

(i) Houston shall prepare and file (or cause to be prepared and filed) any Single Business Tax Return for a Pre-Distribution Period or a Straddle Period required to be filed by the Houston Group.

(ii) Everett shall prepare and file (or cause to be prepared and filed) any Single Business Tax Return for a Pre-Distribution Period or a Straddle Period required to be filed by the Everett Group after the Distribution Date.

(d) Notwithstanding anything to the contrary in this Section 3, (i) the portion of any Tax Return that relates to any Taxes attributable to a Houston Tainting Act shall be prepared by the Responsible Company in the manner determined by Houston in its sole discretion, and (ii) the portion of any Tax Return that relates to any Taxes attributable to an Everett Tainting Act shall be prepared by the Responsible Company in the manner determined by Everett in its sole discretion. For the avoidance of doubt, the foregoing sentence shall apply only to the extent that the Parties shall be aware of the Houston Tainting Act or the Everett Tainting Act at the time such Tax Return is prepared.

Tax Reporting Practices.

(a) General Rule. With respect to any Tax Return that either Company has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 3.02, for any Pre-Distribution Period or any Straddle Period (or Post-Distribution Period to the extent items reported on such Tax Return might reasonably be expected to affect items as reported on any Tax Return for any Pre-Distribution Period or any Straddle Period), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”), including, for example, the methodology historically adopted by the Companies for the accrual of non-U.S. Taxes for purposes of computing any foreign tax credit for U.S. tax purposes, used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by the Company preparing and filing the Tax Return.

(b) Reporting of Separation Transactions. The Tax treatment reported on any Tax Return of the Separation Transactions shall be consistent with the treatment thereof in the Ruling Requests and the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2), unless there is no reasonable basis for such Tax treatment. The Tax treatment of the Separation

Transactions reported on any Tax Return for which Everett is the Responsible Company shall be consistent with that on any Tax Return filed or to be filed by Houston or any member of the Houston Group or caused or to be caused to be filed by Houston, unless there is no reasonable basis for such Tax treatment. In the event that a Company shall determine that there is no reasonable basis for the Tax treatment described in either of the preceding two sentences, such Company shall notify the other Company twenty (20) Business Days prior to filing the relevant Tax Return and the Companies shall attempt in good faith to agree on the manner in which the relevant portion of the Separation Transactions shall be reported.

Consolidated or Combined Tax Returns.

(a) Everett will elect and join and will cause its Affiliates to elect and join, in filing any consolidated, combined or unitary Tax Returns that Houston determines in good faith are required to be filed or that Houston chooses to file pursuant to Section 3.02 with respect to any Pre-Distribution Period.

(b) With respect to all Houston Consolidated Returns for the taxable year which includes the Distribution Date, Houston shall use the closing of the books method under Treasury Regulation Section 1.1502-76.

Right to Review Tax Returns.

(a) Except as otherwise agreed by the Companies, in the case of any material Tax Returns, to the extent not previously filed, no later than thirty (30) days prior to the Due Date of each such Tax Return (reduced to fifteen (15) days for state or local Tax Returns), the Responsible Company shall make available or cause to be made available drafts of such Tax Return (together with all related work papers) to the other Company. The other Company shall have access to any and all data and information necessary for the preparation of all such Tax Returns and the Companies shall cooperate fully in the preparation and review of such Tax Returns. Subject to the preceding sentence, no later than fifteen (15) days after receipt of such Tax Returns (reduced to ten (10) days for state or local Tax Returns), the other Company shall have a right to object to such Tax Return (or items with respect thereto) by written notice to the Responsible Company; such written notice shall contain such disputed item (or items) and the basis for its objection. For purposes of this Section 3.05(a), a Tax Return is “material” with respect to a Company who is not the Responsible Company if it could reasonably be expected to reflect, with respect to such Company, (A) Tax liability equal to or in excess of Ten Million Dollars ($10,000,000), (B) a credit or credits equal to or in excess of Ten Million Dollars ($10,000,000), (C) a loss or losses equal to or in excess of Ten Million Dollars ($10,000,000) or (D) could otherwise be expected to materially adversely affect a Tax position with respect to the Company or its Group.

(b) If a Company does object by proper written notice described in Section 3.05(a), the Companies shall act in good faith to resolve any such dispute as promptly as practicable; provided, however, that, notwithstanding anything to the contrary contained herein, if the Companies have not resolved the disputed item or items by the day five (5) days prior to the Due Date of such Tax Return, such Tax Return shall be filed as prepared pursuant to this Section 3.05 (revised to reflect all initially disputed items that the Companies have agreed upon prior to such date).

(c) In the event a Tax Return is filed that includes any disputed item for which proper notice was given pursuant to Section 3.05(a) that was not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with Section 14. In the event that the resolution of such disputed item (or items) in accordance with Section 14 with respect to a Tax Return is inconsistent with such Tax Return as filed, the Responsible Company (with cooperation from the other Company) shall, as promptly as practicable, amend such Tax Return to properly reflect the final resolution of the disputed item (or items). In the event that the amount of Taxes shown to be due and owing on a Tax Return is adjusted as a result of a resolution pursuant to Section 14, proper adjustment shall be made to the amounts previously paid or required to be paid in accordance with Section 4 in a manner that reflects such resolution.

Refunds, Carrybacks and Amended Tax Returns.

(a) Refunds.

(i) Each Company (and its Affiliates) (the “Claiming Company”) shall be entitled to Refunds that relate to Taxes for which it (or its Affiliates) is liable hereunder. For the avoidance of doubt, to the extent that a particular Refund of Taxes may be allocable to a Straddle Period with respect to which the Parties may share responsibility pursuant to Sections 2 and 3, the portion of such Refund to which each Party will be entitled shall be determined by comparing the amount of payments made by a Party to a Tax Authority or to the other Party (and reduced by the amount of payments received from the other Party) pursuant to Sections 2 and 3 with the Tax liability of such Party as determined under Section 2.03, taking into account the facts as utilized for purposes of claiming such Refund.

(ii) Notwithstanding Section 3.06(a)(i), to the extent a claim for a Refund results in a Correlative Detriment to the other Company (or its Affiliates), any such Refund that is received by the Claiming Company (or its Affiliates) shall, and only to the extent thereof, be paid to the other Company (or its Affiliates) that incurs such Correlative Detriment. A “Correlative Detriment” is an increase in a Tax of a Company (or its Affiliates) that occurs as a result of the Tax position that is the basis for a claim for Refund by the Claiming Company or for a Final Determination, utilizing the assumptions set forth in the description of Houston Full Taxpayer or Everett Full Taxpayer, as the case may be.

(iii) In the event of an adjustment relating to Taxes pursuant to a Final Determination for which one Party is responsible under this Agreement which would have given rise to a Refund but for an offset against the Taxes for which the other Party is or may be responsible pursuant to this Agreement (the “Benefited Party”), then the Benefited Party shall pay to the other Party, within ten (10) days of the Final Determination of such adjustment an amount equal to the amount of such reduction in the Taxes of the Benefited Party plus interest at the Prime Rate on such amount for the period from the filing date of the Tax Return that would have given rise to such Refund to the payment date.

(iv) Any Refund or portion thereof to which a Claiming Company is entitled pursuant to this Section 3.06(a) that is received or deemed to have been received as described herein by the other Company (or its Affiliates) shall be paid by such other Company to the Claiming Company in immediately available funds in accordance with Section 4. To the extent a Company (or its Affiliates) applies or causes to be applied an overpayment of Taxes as a credit toward or a reduction in Taxes otherwise payable (or a Tax Authority requires such application in lieu of a Refund) and such Refund, if received, would have been payable by such Company to the Claiming Company pursuant to this Section 3.06(a), such Company shall be deemed to have actually received a Refund to the extent thereof on the date on which the overpayment is applied to reduce Taxes otherwise payable.

(v) Notwithstanding anything to the contrary in this Agreement, any Company that has claimed (or caused one or more of its Affiliates to claim) a Refund shall be liable for any Taxes that become due and payable as a result of the subsequent adjustment, if any, to the Refund claim.

(b) Carrybacks.

(i) Each of the Companies shall be permitted (but not required) to carry back (or to cause its Affiliates to carry back) a Tax Attribute realized in a Post-Distribution Period or a Straddle Period to a Pre-Distribution Period or a Straddle Period only if such carryback cannot reasonably result in the other Company (or its Affiliates) being liable for additional Taxes. If a carryback could reasonably result in the other Company (or its Affiliates) being liable for additional Taxes, such carryback shall be permitted only if such Company consents to such carryback.

(ii) Notwithstanding anything to the contrary in this Agreement, any Company that has claimed (or caused one or more of its Affiliates to claim) a Tax Attribute carryback shall be liable for any Taxes that result from such carryback claim or become due and payable as a result of the subsequent adjustment, if any, to the carryback claim.

(iii) A Company shall be entitled to any Refund that is attributable to, and would not have arisen but for, a carryback of a Tax Attribute by such Company pursuant to the provisions set forth in Section 3.06(b).

(iv) A Company shall be entitled to any Tax Benefit actually recognized by the other Company or its Affiliates as a result of any carryback of a Tax Attribute by such first Company.

(c) Amended Tax Returns.

(i) Notwithstanding Section 3.01, a Company (or its Affiliates) that is entitled to file an amended Tax Return for a Pre-Distribution Period or a Straddle Period shall be permitted to prepare and file such amended Tax Return at its own cost and expense; provided, however, that such amended Tax Return shall be prepared in a manner (i) consistent with the past practice of the Companies (and their Affiliates) unless otherwise modified by a Final Determination or required by applicable Tax Law; and (ii) consistent with (and the Companies and their Affiliates shall not take any position inconsistent with) the Tax Opinions/Rulings. Notwithstanding anything to the contrary contained herein, if such amended Tax Return could reasonably result in the other Company becoming responsible for a payment of (or otherwise becoming liable for) Taxes under this Agreement, then such amended Tax Return shall be permitted only if the consent of such other Company is obtained. The consent of such other Company shall be deemed to be obtained in the event that a Company (or its Affiliate) is required by Law to file an amended Tax Return as a result of an adjustment.

(ii) A Company (or its Affiliate) that is entitled to file an amended Tax Return for a Post-Distribution Period shall be permitted to do so without the consent of the other Company.

(iii) A Company that is permitted (or whose Affiliate is permitted) to file an amended Tax Return shall not be relieved of any liability for payments pursuant to this Agreement notwithstanding that the Company consented to the filing of such amended Tax Return giving rise to such liability.

Apportionment of Tax Attributes. Houston shall reasonably determine in good faith, and advise Everett in writing, of the amount of any Tax Attributes arising in a Pre-Distribution Period that shall be allocated or apportioned to Everett and/or the Everett Group under applicable Law, provided that this Section 3.07 shall not be construed as obligating Houston to undertake an “earnings & profits study” or similar determination. Houston shall consult in good faith with Everett regarding such determinations. In the event that Everett disagrees with any such determination, Houston and Everett shall endeavor in good faith to resolve such disagreement, and, failing that, the allocations and apportionments under this Section 3.07 shall be determined in accordance with the disagreement resolution provisions of Section 14 as promptly as practicable. The Houston Group and the Everett Group agree to compute all Taxes for Post-Distribution Periods consistently with the determination of the allocation of Tax Attributes pursuant to this Section 3.07 unless otherwise required by a Final Determination. To the extent that the amount of any Tax Attribute is later reduced or increased as a result of a Final Determination, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to this Section 3.07.

Tax Payments.

Payment of Taxes.

(a) Computation and Payment of Tax Due. At least three (3) Business Days prior to any Payment Date for any Tax Return, the Responsible Company shall compute the amount of Tax required to be paid to the applicable Tax Authority (taking into account the requirements of Section 3.03 relating to consistent reporting practices, as applicable) with respect to such Tax Return on such Payment Date. The Responsible Company shall pay such amount to such Tax Authority on or before such Payment Date. The Responsible Company shall provide notice to the other Company setting forth such other Company’s responsibility for the amount of Taxes paid to the Tax Authority and provide proof of payment of such Taxes.

(b) Computation and Payment of Liability with Respect to Tax Due. Within thirty (30) Business Days following the earlier of (i) the due date (including extensions) for filing any such Tax Return (excluding any Tax Return with respect to payment of estimated Taxes or Taxes due with a request for extension of time to file) or (ii) the date on which such Tax Return is filed, if Houston is the Responsible Company, then Everett shall pay to Houston the amount allocable to the Everett Group under the provisions of this Agreement, and if Everett is the Responsible Company, then Houston shall pay to Everett the amount allocable to the Houston Group under the provisions of this Agreement, in each case, plus interest computed at the Prime Rate on the amount of the payment based on the number of days from the earlier of (i) the due date of the Tax Return (including extensions) or (ii) the date on which such Tax Return is filed, to the date of payment. For the avoidance of doubt, however, the thirty (30) Business Day period described herein shall not commence unless and until the Responsible Company notifies the other Company pursuant to Section 4.01(a) hereof, nor shall interest accrue during any time period where such notification has not been received.

(c) Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any such Tax Return, the Responsible Company shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to such Final Determination. The Responsible Company shall compute the amount attributable to the Everett Group or the Houston Group (as the case may be) in accordance with this Agreement and Everett shall pay to Houston any amount due Houston (or Houston shall pay Everett any amount due Everett) under this Agreement within thirty (30) Business Days from the later of (i) the date the additional Tax was paid by the Responsible Company or, in an instance where no cash payment is due to a Tax Authority, the date of such Final Determination, or (ii) the date of receipt of a written notice and demand from the Responsible Company for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Any payments required under this Section 4.01(c) shall include interest computed at the Prime Rate based on the number of days from the date the additional Tax was paid by the Responsible Company (or, in an instance where no cash payment is due to a Tax Authority, the date of such Final Determination) to the date of the payment under this Section 4.01(c).

Indemnification Payments.

(a) If any Company (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Company (the “Required Company”) is liable for under this Agreement, the Payor shall provide notice to the Required Company for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Such Required Company shall have a period of thirty (30) days after the receipt of notice to respond thereto. Unless the Required Company disputes the amount it is liable for under this Agreement, the Required Company shall reimburse the Payor within forty-five (45) Business Days of delivery by the Payor of the notice described above. To the extent the Required Company does not agree with the amount the Payor claims the Required Company is liable for under this Agreement, the dispute shall be resolved in accordance with Section 14. Any reimbursement shall include interest on the Tax payment computed at the Prime Rate based on the number of days from the date of the payment to the Tax Authority to the date of reimbursement under this Section 4.02.

(b) Any Tax indemnity payment required to be made by the Required Company pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Required Company by the other Company pursuant to Section 5. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax Item (or adjustment of such Tax Item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.

(c) All indemnification payments under this Agreement shall be made by Houston directly to Everett and by Everett directly to Houston; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, any member of the Houston Group, on the one hand, may make such indemnification payment to any member of the Everett Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 13.

Tax Benefits and Houston Tax Attributes.

Tax Benefits.

(a) If a member of the Everett Group recognizes any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the Houston Group is liable hereunder and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), or if a member of the Houston Group recognizes any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the Everett Group is liable hereunder and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), Everett or Houston, as the case may be, shall make a payment to the other company within one hundred twenty (120) Business Days following such actual recognition of the Tax Benefit, in an amount equal to such Tax Benefit, plus interest on such amount computed at the Prime Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this Section 5.01(a).

(b) No later than one hundred twenty (120) Business Days after a Tax Benefit described in Section 5.01(a) is actually recognized by a member of the Houston Group or a member of the Everett Group, Houston (if a member of the Houston Group recognizes such Tax Benefit) or Everett (if a member of the Everett Group recognizes such Tax Benefit) shall provide the other Company with notice of the amount payable to such other Company by Houston or Everett pursuant to this Section 5. In the event that Houston or Everett disagrees with any such calculation described in this Section 5.01(b), Houston or Everett shall so notify the other Company in writing within thirty (30) Business Days of receiving the written calculation set forth above in this Section 5.01(b). Houston and Everett shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 5 shall be determined in accordance with the disagreement resolution provisions of Section 14 as promptly as practicable.

(c) For the avoidance of doubt, this Section 5 shall apply to any adjustment under Section 482 of the Code or any similar provisions by any Tax Authority increasing the amount of payments received or deemed received by (1) any member of the Houston Group from any member of the Everett Group (excluding Chicago and its Affiliates) or (2) any member of the Everett Group (excluding Chicago and its Affiliates) from any member of the Houston Group.

Houston UK Tax NOLs Utilization Payments.

(a) Everett shall pay to Houston the amount, if any, of the Five-Year Houston UK Tax NOLs Utilization Amount Payment within one hundred twenty (120) Business Days following the close of the fifth (5th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date.

(b) Everett shall pay to Houston the amount, if any, of the 10-Year Houston UK Tax NOLs Utilization Amount Payment within one hundred twenty (120) Business Days following the close of the tenth (10th) full taxable year for United Kingdom Income Tax purposes following the Distribution Date.

(c) All calculations relating to the payments, if any, to be made under this Section 5.02 shall be determined by Everett in good faith and with reasonable consultation with Houston. Any disputes relating to payments, if any, to be made under this Section 5.02 shall be resolved in accordance with Section 14.

Employee Benefits Matters.

Houston and Everett Income Tax Deductions in Respect of Certain Equity Awards and Compensation. Unless otherwise required by applicable Law, solely the member of the Group for which the relevant individual is currently employed or, if such individual is not currently employed by a member of the Group, was most recently employed at the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event, as appropriate, in respect of equity awards and other compensation shall be entitled to claim any Income Tax deduction in respect of such equity awards and other compensation on its respective Tax Return associated with such event.

Withholding and Reporting. The Company (or its Affiliate) that claims the deduction described in Section 6.01 shall be responsible for all applicable Taxes (including withholding and excise taxes) and shall satisfy, or shall cause to be satisfied, all applicable Tax reporting obligations in respect of compensation that gives rise to the deduction. The Companies shall cooperate (and shall cause their Affiliates to cooperate) so as to permit the Company (or Affiliate thereof) claiming such deduction described in Section 6.01 to discharge any applicable Tax withholding and Tax reporting obligations, including the appointment of a Company (or its Affiliate) claiming the deduction as the withholding and reporting agent if that Company (or any of its Affiliates) is not otherwise required or permitted to withhold or report under applicable Law.

Pension Deductions. In the event that Everett actually recognizes a Tax Benefit in a Post-Distribution Tax Period arising from contributions made to the EDS Pension Plan with respect to which a payment by Houston to HP Inc. is required pursuant to Section 6.03 of the Tax Matters Agreement entered into by and between Houston and Hewlett-Packard Company on

October 31, 2015 and the addendums thereto, as amended through the date hereof, Everett shall make a payment to Houston of the amount of such actually recognized Tax Benefit within 30 Business Days.

Tax-Free Status.

Restrictions on Everett. During the Restricted Period, Everett and Chicago shall not:

(a) enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or allow any Proposed Acquisition Transaction to occur with respect to Everett;

(b) merge or consolidate with any other Person (other than pursuant to the Merger) or liquidate or partially liquidate; or approve or allow any merger, consolidation, liquidation, or partial liquidation of any of the Active Business Entities;

(c) approve or allow the discontinuance, cessation, or sale or other transfer (to an Affiliate or otherwise) of, or a material change in, any Active Business;

(d) approve or allow the sale, issuance, or other disposition (to an Affiliate or otherwise), directly or indirectly, of any share of, or other equity interest or an instrument convertible into an equity interest in, any of the Active Business Entities;

(e) sell or otherwise dispose of more than thirty-five percent (35%) percent of its consolidated gross or net assets, or approve or allow the sale or other disposition (to an Affiliate or otherwise) of more than thirty-five percent (35%) of its consolidated gross or net assets or more than thirty-five percent (35%) of the consolidated gross or net assets of any of the Active Business Entities (in each case, excluding (A) sales in the ordinary course of business and measured based on fair market values as of the Distribution Date, (B) sales or other dispositions relating to the business(es) set forth on Schedule 1 or (C) any transfers to a Person that is a disregarded entity separate from the transferor for federal income tax purposes;

(f) amend its certificate of incorporation (or other organizational documents), or take any other action or approve or allow the taking of any action, whether through a stockholder vote or otherwise, affecting the voting rights of Everett stock;

(g) issue shares of a new class of non-voting stock;

(h) purchase, directly or through any Affiliate, any of its outstanding stock, other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30 (without regard to the effect of Revenue Procedure 2003-48 on Revenue Procedure 96-30);

(i) with respect to the Distribution, other than with respect to the business(es) set forth on Schedule 1, take any action or fail to take any action, or permit any member of the Everett Group to take any action or fail to take any action, that is inconsistent with any representation or covenant made in the Tax Opinions/Rulings or the Ruling Request; or

(j) other than with respect to the business(es) set forth on Schedule 1, take any action or permit any other member of the Everett Group to take any action (including any transactions with a third-party or any transaction with any Company) that, individually or in the aggregate (taking into account other transactions described in this Section 7.01) would be reasonably likely to adversely affect (A) the Tax-Free Status of the Contribution and Distribution, or (B) any Separation Transaction to qualify for its intended treatment as set forth in the Tax Opinions/Rulings (limited, in the case of those Separation Transactions intended to qualify for such treatment under foreign Law, to the extent set forth on Schedule 2);

provided, however, that Everett or Chicago shall be permitted to take such action or one or more actions set forth in the foregoing clauses (a) through (j) if, prior to taking any such actions, Everett or Chicago shall (1) have received a favorable private letter ruling from the IRS, or a ruling from another Tax Authority that confirms that such action or actions will not result in Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate (a “Post-Distribution Ruling”), in form and substance satisfactory to Houston in its discretion, which discretion shall be reasonably exercised in good faith to prevent the imposition on Houston, or responsibility for payment by Houston, of Distribution Taxes (which discretion shall include consideration of the reasonableness of any representations made in connection with such Post-Distribution Ruling) or (2) have received an Unqualified Tax Opinion that confirms that such action or actions will not result in Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate, in form and substance satisfactory to Houston (including any representations or assumptions that may be included in such Unqualified Tax Opinion), acting reasonably and in good faith solely to prevent the imposition on Houston, or responsibility for payment by Houston, of Distribution Taxes. Everett and Chicago shall provide a copy of the Post-Distribution Ruling or the Unqualified Tax Opinion described in this paragraph to Houston as soon as practicable prior to taking or failing to take any action set forth in the foregoing clause (a) through (j). Houston’s evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. Everett shall bear all costs and expenses of securing any such Post-Distribution Ruling or Unqualified Tax Opinion and shall reimburse Houston for all reasonable out-of-pocket costs and expenses that Houston may incur in good faith in seeking to obtain or evaluate any such Post-Distribution Ruling or Unqualified Tax Opinion.

Liability for Distribution Tax-Related Losses. In the event that Distribution Taxes become due and payable to a Tax Authority pursuant to a Final Determination, then, notwithstanding anything to the contrary in this Agreement:

(a) if such Distribution Taxes are attributable to a Houston Tainting Act, then Houston shall be responsible for any Distribution Tax-Related Losses;

(b) if such Distribution Taxes are attributable to an Everett Tainting Act, then Everett shall be responsible for any Distribution Tax-Related Losses; and

(c) if such Distribution Taxes are not attributable to a Houston Tainting Act or an Everett Tainting Act, then Houston shall be one hundred percent (100%) responsible for such Distribution Tax-Related Losses.

Cooperation and Reliance.

Assistance and Cooperation.

(a) The Companies shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Companies and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to the other Company and its Affiliates available to such other Company as provided in Section 9. Each of the Companies shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. In the event that a member of the Houston Group, on the one hand, or a member of the Everett Group, on the other hand, suffers a Tax detriment as a result of a Transfer Pricing Adjustment, the Companies shall cooperate pursuant to this Section 8 to seek any competent authority relief that may be available with respect to such Transfer Pricing Adjustment.

(b) Any information or documents provided under this Section 8 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, (i) neither Company nor any Affiliate shall be required to provide the other Company or any Affiliate or any other Person access to or copies of any information or procedures (including the proceedings of any Tax Contest) other than information or procedures that relate solely to the first Company, the business or assets of the first Company or any of its Affiliates and (ii) in no event shall any Company or its Affiliates be required to provide the other Company, any of the other Company’s Affiliates or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that a Company determines that the provision of any information to the other Company or an Affiliate of the other Company could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Company shall use reasonable best efforts to permit compliance with its obligations under this Section 8 in a manner that avoids any such harm or consequence.

Income Tax Return Information. Everett and Houston acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Houston or Everett pursuant to Section 8.01 or this Section 8.02. Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare Tax Returns. Any information or documents the Responsible Company requires to prepare such Tax Returns shall be provided in such form as the Responsible Company reasonably requests and in sufficient time for the Responsible Company to file such Tax Returns on a timely basis.

Non-Performance. If a Company (or any of its Affiliates) fails to comply with any of its obligations set forth in this Section 8 upon reasonable request and notice by the other Company (or any of its Affiliates) and such failure results in the imposition of additional Taxes, the non-performing Company shall be liable in full for such additional Taxes.

Costs. Each Company shall devote the personnel and resources necessary in order to carry out this Section 8 and shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each Company shall carry out its responsibilities under this Section 8 at its own cost and expense.

Tax Records.

Retention of Tax Records. Each Company shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Houston shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon ninety (90) Business Days’ prior written notice to the other Company. If, prior to the Retention Date, (a) a Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 9 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon ninety (90) Business Days’ prior notice to the other Company. Any notice of an intent to dispose given pursuant to this Section 9.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such ninety (90)-day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Company determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such Company may decommission or discontinue such program or system upon ninety (90) Business Days’ prior notice to the other Company and the other Company shall have the opportunity, at its cost and expense, to copy, within such ninety (90)-day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Access to Tax Records. The Companies and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Company and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Company in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement. To the extent any Tax Records are required to be or are otherwise transferred by the Companies or their respective Affiliates to any person other than an Affiliate, the Company or its respective Affiliate shall transfer such records to the other Company at such time.

Tax Contests.

Notice. Each of the Companies shall provide prompt notice to the other Company of any written communication from a Tax Authority regarding any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for which it is indemnified by the other Company hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified Company has knowledge of an asserted Tax liability with respect to a matter for which it is entitled to indemnification hereunder and such Company fails to give the indemnifying Company prompt notice of such asserted Tax liability and the indemnifying Company is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying Company is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Company shall have no obligation to indemnify the indemnified Company for such Tax liability or any other Taxes arising from such failure, and (ii) if the indemnifying Company is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Company, then any amount which the indemnifying Company is otherwise required to pay the indemnified Company pursuant to this Agreement shall be reduced by the amount of such detriment.

Control of Tax Contests.

(a) Controlling Company. In the case of any Tax Contest with respect to any Tax Return, the Company that would be primarily liable under this Agreement to pay the applicable Tax Authority the Taxes resulting from such Tax Contest shall administer and control such Tax Contest.

(b) Settlement Rights. The Controlling Company must obtain the prior consent of the Non-Controlling Company prior to contesting, litigating, compromising or settling any Tax Contest related to an adjustment which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement (or any payment under Section 5). Unless waived by the Companies in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement (or any payment under Section 5) to the Controlling Company under this Agreement: (i) the Controlling Company shall keep the Non-Controlling Company informed in a timely manner of all actions taken or proposed to be taken by the Controlling Company with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Company shall provide the Non-Controlling Company copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Company shall timely provide the Non-Controlling Company with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Company shall consult with the Non-Controlling Company (including, without limitation, regarding the use of outside advisors to assist with the Tax Contest) and offer the Non-Controlling Company a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Company shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Company to take any action specified in the preceding sentence with respect to the Non-Controlling Company shall not relieve the Non-Controlling Company of any liability and/or obligation which it may have to the Controlling Company under this Agreement except to the extent that the Non-Controlling Company was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Company from any other liability or obligation which it may have to the Controlling Company. In the case of any Tax Contest described in Section 10.02(a) or (b), “Controlling Company” means the Company entitled to control the Tax Contest under such Section and “Non-Controlling Company” means the other Company.

(c) Tax Contest Participation. Unless waived by the Companies in writing, the Controlling Company shall provide the Non-Controlling Company with written notice reasonably in advance of, and the Non-Controlling Company shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment (or any payment under Section 5) to the Controlling Company under this Agreement. The failure of the Controlling Company to provide any notice specified in this Section 10.02(c) to the Non-Controlling Company shall not relieve the Non-Controlling Company of any liability and/or obligation which it may have to the Controlling Company under this Agreement except to the extent that the Non-Controlling Company was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Company from any other liability or obligation which it may have to the Controlling Company.

(d) Power of Attorney. Each member of the Everett Group shall execute and deliver to Houston (or such member of the Houston Group as Houston shall designate) any power of attorney or other similar document reasonably requested by Houston (or such designee) in connection with any Tax Contest (as to which Houston is the Controlling Company) described in this Section 10. Each member of the Houston Group shall execute and deliver to Everett (or such member of the Everett Group as Everett shall designate) any power of attorney or other similar document requested by Everett (or such designee) in connection with any Tax Contest (as to which Everett is the Controlling Company) described in this Section 10.

(e) Costs. All external out-of-pocket costs and expenses that are incurred by the Controlling Company with respect to a Tax Contest related to an adjustment which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement shall be shared by the Companies according to each Company’s relative share of the potential Tax liability with respect to the Tax Contest as determined under this Agreement; provided, however, that a Non-Controlling Company shall not be liable for fees payable to outside advisors to the extent that the Controlling Company failed to consult with the Non-Controlling Company pursuant to Section 10.02(b). If the Controlling Company incurs out-of-pocket costs and expenses to be shared under this Section 10.02(e) during a fiscal quarter, such Controlling Company shall provide notice to the Non-Controlling Company within thirty (30) days after the end of such fiscal quarter for the amount due from such Non-Controlling Company pursuant to this Section 10.02(e), describing in reasonable detail the particulars relating thereto. Such Non-Controlling Company shall have a period of thirty (30) days after the receipt of notice to respond thereto. Unless the Non-Controlling Company disputes the amount it is liable for under this Section 10.02(e), the Non-Controlling Company shall reimburse the Controlling Company within forty-five (45) Business Days of delivery by the Controlling Company of the notice described above. To the extent the Non-Controlling Company does not agree with the amount the Controlling Company claims the Non-Controlling Company is liable for under this Section 10.02(e), the dispute shall be resolved in accordance with Section 14. Any reimbursement shall include interest computed at the Prime Rate based on the number of days from the end of the relevant fiscal quarter to the date of reimbursement under this Section 10.02(e). During the first month of each fiscal quarter in which it expects to incur costs for which reimbursement may be sought under this Section 10.02(e), the Controlling Company will provide the Non-Controlling Company with a good faith estimate of such costs.

Effective Date; Termination of Prior Intercompany Tax Allocation Agreements. This Agreement shall be effective as of the date hereof. As of the date hereof, (i) all prior intercompany Tax allocation agreements or arrangements between one or more members of the Houston Group, on the one hand, and one or more members of the Everett Group, on the other hand, shall be terminated; and (ii) amounts due under such agreements as of the date hereof shall be settled as of the date hereof. Upon such termination and settlement, no further payments by or to Houston or by or to Everett, with respect to such agreements shall be made, and all other rights and obligations resulting from such agreements between the Companies and their Affiliates shall cease at such time.

Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Treatment of Payments; Tax Gross Up.

Treatment of Tax Indemnity and Tax Benefit Payments. In the absence of any change in Tax treatment under the Code or other applicable Tax Law,

(a) any Tax indemnity payments made by a Company under this Agreement shall be treated for Tax purposes by the Payor and the recipient as distributions or capital contributions, as appropriate, occurring immediately before the Distribution (but only to the extent the payment does not relate to a Tax allocated to the Payor in accordance with Section 1552 of the Code or the regulations thereunder or Treasury Regulation Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability, and

(b) any Tax Benefit payments made by a Company under Section 5, shall be treated for Tax purposes by the Payor and the recipient as distributions or capital contributions, as appropriate, occurring immediately before the Distribution (but only to the extent the payment does not relate to a Tax allocated to the Payor in accordance with Section 1552 of the Code or the regulations thereunder or Treasury Regulation Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability.

Tax Gross Up. If notwithstanding the manner in which Tax indemnity payments and Tax Benefit payments were reported, there is an adjustment to the Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement (disregarding for these purposes any such adjustment which arises solely as a result of a failure of the recipient Company to distribute such payment in the manner described in Section 361(b)(1)(A) of the Code) such payment shall be appropriately adjusted so that the amount of such payment, reduced by all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Company receiving such payment would otherwise be entitled to receive pursuant to this Agreement.

Interest Under This Agreement. Anything herein to the contrary notwithstanding, to the extent one Company (“Indemnitor”) makes a payment of interest to another Company (“Indemnitee”) under this Agreement with respect to the period from the date that the Indemnitee made a payment of Tax to a Tax Authority to the date that the Indemnitor reimbursed the Indemnitee for such Tax payment, the interest payment shall be treated as interest expense to the Indemnitor (deductible to the extent provided by law) and as interest income by the Indemnitee (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the Indemnitor or increase in Tax to the Indemnitee.

Disagreements.

Discussion. The Companies mutually desire that friendly collaboration will continue between them. Accordingly, they will try, and they will cause their respective Group members to try, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (a “Dispute”) between any member of the Houston Group and any member of the Everett Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, the Tax departments of the Companies shall negotiate in good faith to resolve the Dispute.

Escalation. If such good faith negotiations do not resolve the Dispute, then the matter, upon written request of either Company, will be referred for resolution to representatives of the Companies at a senior level of management of the Companies pursuant to the procedures set forth in Section 8.2 of the Separation and Distribution Agreement.

Referral to Tax Advisor for Computational Disputes. Notwithstanding anything to the contrary in Section 14, with respect to any Dispute involving computational matters, if the Companies are not able to resolve the Dispute through the discussion process set forth in Section 14.01, then the Companies shall not refer the dispute to the escalation process set forth in Section 14.02, but rather the Dispute will be referred to a Tax Advisor acceptable to each of the Companies to act as an arbitrator in order to resolve the Dispute. In the event that the Companies are unable to agree upon a Tax Advisor within fifteen (15) Business Days following the completion of the discussion process, the Companies shall each separately retain an independent, nationally recognized law or accounting firm (each, a “Preliminary Tax Advisor”), which Preliminary Tax Advisors shall jointly select a Tax Advisor on behalf of the Companies to act as an arbitrator in order to resolve the Dispute. The Tax Advisor may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Tax Advisor deems necessary to assist it in resolving such disagreement. The Tax Advisor shall furnish written notice to the Companies of its resolution of any such Dispute as soon as practical, but in any event no later than thirty (30) Business Days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Companies. Following receipt of the Tax Advisor’s written notice to the Companies of its resolution of the Dispute, the Companies shall each take or cause to be taken any action necessary to implement such resolution of the Tax Advisor. Each Company shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Tax Advisor (and the Preliminary Tax Advisors, if any). All fees and expenses of the Tax Advisor (and the Preliminary Tax Advisors, if any) in connection with such referral shall be shared equally by the Companies.

Injunctive Relief. Nothing in this Section 14 will prevent either Company from seeking injunctive relief if any delay resulting from the efforts to resolve the Dispute through the process set forth above could result in serious and irreparable injury to either Company. Notwithstanding anything to the contrary in this Agreement, Houston and Everett are the only members of their respective Group entitled to commence a dispute resolution procedure under this Agreement, and each of Houston and Everett will cause its respective Group members not to commence any dispute resolution procedure other than as provided in this Section 14.

Expenses. Except as otherwise provided in this Agreement, each Company and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

General Provisions.

Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16.01):

if to Houston or, prior to the Distribution, Everett, to:

Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

Attention: General Counsel

Facsimile No.: (650) 857-2012

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Eduardo Gallardo

Facsimile No.: (212) 351-5245

Email: egallardo@gibsondunn.com

and a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Nathan Giesselman

Facsimile No.: (650) 798-6572

Email: nathan.giesselman@skadden.com

if to Chicago or, following the Distribution, Everett, to:

Computer Sciences Corporation

1775 Tysons Boulevard

Tysons, Virginia 22102

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Peter Harwich

Facsimile No.: (212) 610-6399

Email: peter.harwich@allenovery.com

A Party may change the address for receiving notices under this Agreement by providing written notice of the change of address to the other Parties.

Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and assigns.

Waiver. The Parties may waive a provision of this Agreement only by a writing signed by the Party intended to be bound by the waiver. A Party is not prevented from enforcing any right, remedy or condition in the Party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the Party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

Authority. Each of the Parties represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Further Action. The Parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other Parties and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other Parties in accordance with Section 10.

Integration. This Agreement, together with each of the exhibits and schedules appended hereto constitutes the final agreement among the Parties, and is the complete and exclusive statement of the Parties’ agreement on the matters contained herein. All prior and contemporaneous negotiations and agreements among the Parties with respect to the matters contained herein are superseded by this Agreement, as applicable. In the event of any inconsistency between this Agreement and the Separation and Distribution Agreement, or any other agreements relating to the transactions contemplated by the Separation and Distribution Agreement, with respect to matters addressed herein, the provisions of this Agreement shall control.

Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Section,” “paragraph,” “clause,” “Exhibit” and “Schedule” are references to the Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) Houston, Everett and Chicago have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or burdening a Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (k) a reference to any Person includes such Person’s successors and permitted assigns.

No Double Recovery. No provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages, or other amounts for which the damaged Party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity. Unless expressly required in this Agreement, a Party shall not be required to exhaust all remedies available under other agreements or at law or equity before recovering under the remedies provided in this Agreement.

Counterparts. This Agreement may be executed in one (1) or more counterparts (including by electronic or .pdf transmission), and by each Party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Jurisdiction. If any dispute arises out of or in connection with this Agreement, except as expressly contemplated by another provision of this Agreement, the Parties irrevocably (and the Parties will cause each other member of their respective Group to irrevocably) (i) agrees that any dispute shall be subject to the exclusive jurisdiction of the state and federal courts located in the State of Delaware, (ii) waives any claims of forum non conveniens and agrees to submit to the jurisdiction of such courts and (iii) agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 16.01 shall be effective service of process for any litigation brought against it in any such court or for the taking of any other acts as may be necessary or appropriate in order to effectuate any judgment of said courts.

Amendment. No provision of this Agreement (except as otherwise provided therein) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable.

Houston or Everett Affiliates. If, at any time, Houston or Everett acquires or creates one or more affiliates that are includable in the Houston Group or Everett Group, as the case may be,

they shall be subject to this Agreement and all references to the Houston Group or Everett Group, as the case may be, herein shall thereafter include a reference to such affiliates. For the avoidance of doubt, as of the Effective Time, this Agreement shall be binding on Chicago and Chicago shall be subject to the obligations and restrictions imposed on Everett hereunder, and any restrictions applicable to Everett shall apply to Chicago mutatis mutandis.

Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the Parties hereto (including but not limited to any successor of Houston or Everett succeeding to the Tax attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original Party to this Agreement.

Injunctions. The Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. The Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

EXECUTION VERSION

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

HEWLETT PACKARD ENTERPRISE COMPANY, a Delaware corporation

By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	SVP, Deputy General Counsel

EVERETT SPINCO, INC., a Delaware corporation

By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	SVP, Deputy General Counsel

COMPUTER SCIENCES CORPORATION, a Nevada corporation

By:	/s/ William L. Deckelman, Jr.
	Name:	William L. Deckelman, Jr.
	Title:	EVP & General Counsel

[Signature Page to Tax Matters Agreement]